BRF S.A.

Publicly Held Company

CNPJ Nº 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF

DIRECTORS HELD ON FEBRUARY 17, 2017

1.           Date, Time and Place: Held on February 17, 2017, at 09:00 hours, at the office of BRF S.A. (“Company”) located at Rua Hungria Nº 1.400, 5th floor, in São Paulo City, state of São Paulo.

2.           Presiding Board: Chairman: Abilio dos Santos Diniz. Secretary: Cínthia Foroni.

3.           Summons and Presence: The meeting was duly held, with all current members of the Board of Directors present, within the terms of article 21, clause 5, of the Company´s Bylaws: Messieurs Abilio dos Santos Diniz, Renato Proença Lopes, Aldemir Bendine, Henri Philippe Reichstul, José Carlos Reis de Magalhães Neto, Luiz Fernando Furlan, Manoel Cordeiro Silva Filho, Vicente Falconi Campos and Walter Fontana Filho.

4.           Agenda: Debt Structure and Granting of Guarantees – 1st (first) quarter of 2017.

5.           Resolutions: The members of the Board of Directors approved, unanimously and without any reservations, in accordance with the recommendation of the Finance, Governance and Sustainability Committee and based on article 23 (xxviii) and (xxx) of the Bylaws, the Company´s debt structure faced with the obligations that mature in the 1st (first) quarter of 2017, as well as the granting of guarantees by the Company, detailed as follows:

        (i)               Loan Banvit – Turkey. Financing or debt assumed for the capitalization of Banvit Bandirma Vitaminli Yem Sanayii A.Ş, through BRF Foods GmbH, in the approximate amount of US$ 160,000,000.00 (one hundred and sixty million American dollars), as well as the provision of a surety, by the Company, as a guarantee for the obligations assumed under this financing;

      (ii)             OeKB and Unicredit Loan.  The contracting of a loan by BRF GmbH (“Borrower”) with Oesterreichische Kontrollbank AG, through a transfer from Unicredit Bank Austria (“Facility Agreement”) in the approximate amount of EUR 150,000,000.00 (one hundred and fifty million Euros) as well as the

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            provision of a guarantee by the Company, to assure the obligations assumed under this loan by the Borrower, according to the terms and conditions stated in the Facility Agreement and the other Financing Documents (“Finance Documents”), as defined in the Facility Agreement; and

     (iii)        Extra Rural Credit Line. Assuming approximately R$ 400,000,000.00 (four hundred million Reais) by the Company from the Extra Rural credit line.

The present resolution is taken based on the materials presented to the Board of Directors which were filed at the Company´s head office.

The Company Directors are hereby authorized to carry out all and any acts and sign all and any documents needed for the implementation of the resolutions now approved.

6.           Approval and Signing of the Minutes: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form and, having been read and found correct by all those present, were signed. Signatures: Supervisory Board: Abilio dos Santos Diniz – Chairman; Cínthia Foroni – Secretary. Members: Messieurs Abilio dos Santos Diniz, Renato Proença Lopes, Aldemir Bendine, Henri Philippe Reichstul, José Carlos Reis de Magalhães Neto, Luiz Fernando Furlan, Manoel Cordeiro Silva Filho, Vicente Falconi Campos and Walter Fontana Filho.

I certify that the present minutes are a faithful and true copy of the original which is filed in Book Number 5, pages 124 to 126, of the minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

___________________________

Cínthia Foroni

Secretary

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